November 20, 2018

Via E-mail
William F. Schwitter, Esq.
Allen & Overy LLP
1221 Avenue of the Americas
New York, New York 10020

       Re:    WillScot Corporation
              Registration Statement on Form S-4
              Filed November 8, 2018
              File No. 333-228270

              Schedule TO
              Filed November 8, 2018
              File No. 5-89097

Dear Mr. Schwitter:

      We have limited our review of the above filings to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your filings and/or providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Schedule TO

1. Given the Veterans Day and Thanksgiving Day federal holidays, the Offer appears to be open for only 19 business days. Please advise or revise accordingly. Refer to Exchange
       Act Rule 13e-4(a)(3) and (f)(1)(i).

2. Based on the disclosure in Item 10 of the Schedule TO, it appears that the Company is intending to incorporate by reference the information required by Item 1010(a) of
       Regulation M-A. In circumstances where a filing person elects to incorporate by reference the information required by Item 1010(a), all of the summarized financial information required by Item 1010(c) must be disclosed in the document furnished to
 William F. Schwitter, Esq.
Allen & Overy LLP
November 20, 2018
Page 2


        security holders, in this case the prospectus/offer to exchange. See Instruction 1 to Item
        10 of Schedule TO and telephone interpretation I.H.7 in the July 2001 supplement to our
        "Manual of Publicly Available Telephone Interpretations" available on the Commission's website at http://www.sec.gov. Please revise to include the information required by Item
        1010(c) of Regulation M-A.

Registration Statement on Form S-4

General

3. Please explain the basis upon which you have concluded that the exchange offer will not have a going private effect. Please see Exchange Act Rule 13e-3(a)(3)(ii)(A). We note the disclosure on the prospectus cover page that cash will be paid in lieu of fractional shares. Please provide your analysis regarding the applicability of Rule 13e-3 to the exchange offer given that the exception in Rule 13e-3(g)(2) requires that security holders are offered or receive only an equity security. In your response, please address: (i) the number of warrant holders who, giving effect to the exchange offer consideration, would be subject to cash disposition of fractional interests; (ii) the estimated aggregate amount of cash payable to dispose of fractional interests; and (iii) the number of warrant holders, if any, who would be effectively cashed out after giving effect to the cash disposition of fractional interests.

Conditions to the Offer, page 15

4. We note the disclosure in the first bullet point of this section, including the language that
        "no action or proceeding by...any other person...shall have been threatened...that directly or indirectly challenges the making of the Offer, the tender of some or all of the
        Warrants pursuant to the Offer or otherwise relates in any manner to the Offer..."
        (emphasis added). A tender offer may be conditioned on a variety of events and circumstances provided that they are not within the direct or indirect control of the offeror. The conditions also must be drafted with sufficient specificity to allow for objective verification that the conditions have been satisfied. To avoid the potential implication that that these conditions may be triggered at the election of the Company or that the Company may conduct an illusory offer in potential contravention of Exchange
        Act Section 14(e), please revise this condition to include an objective standard, such as a standard of reasonableness, against which the Company's discretion may be judged.

Withdrawal Rights, page 19

     5. We note the disclosure on page 19 that "[a]fter the Offer Period expires, such tenders are irrevocable, provided, however, that Warrants that are not accepted by us for exchange on or prior to December 17, 2018 may thereafter be withdrawn by you until such time as the
        Warrants are accepted by us for exchange." Similar disclosure appears elsewhere.
 William F. Schwitter, Esq.
Allen & Overy LLP
November 20, 2018
Page 3


       Please reconcile this date with the requirement set forth in Exchange Act Rule 13e-
       4(f)(2)(ii) and the definition of business day in Rule 13e-4(a)(3).

                                           *   *   *

    We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

    Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

   Please contact me at (202) 551-3444 with any questions.

                                                           Sincerely,

                                                           /s/ Perry Hindin

                                                           Perry Hindin
                                                           Special Counsel
                                                           Office of Mergers
and Acquisitions